RESCISSION AGREEMENT

After discussion, it has been agreed that the AAgreement and Plan of Merger@ dated May 1, 2005, and any schedules or documents related thereto, between Identity, Inc., Daniel R. Nelson, Airbee Wireless and Airbee Automotive Group, Inc. is hereby rescinded. Mr. Nelson=s and Identity=s obligations to complete the rescission shall be to return all of the stock which Mr. Nelson has received or would receive under that agreement, as well as providing the releases referred to below. Any rights, entitlements or obligations which would naturally have belonged to Identity prior to the merger, will belong to Identity. For example, Identity will replace Airbee in relation to PFK and will be responsible for any sums owed that entity. In turn, Identity will be entitled to sales from product. The parties agree to effect any documentation, including but not limited to written assignments, necessary to effect this rescission. As a material part of this rescission, the parties hereto, Identity Inc., Daniel R. Nelson, Airbee Wireless, and Airbee Automotive Group, Inc., including the officers, directors and shareholders, thereof, shall give and receive complete and mutual releases as to any and all claims or causes of action arising out of or related to the merger. It is agreed, notwithstanding this rescission, that the parties will continue in good faith to work towards a licensing agreement or such other relationship that would contemplate incorporation of Airbee technology into the Identity product.

This writing is intended to be and is an enforceable agreement. Its enforceability is not subject to any further agreement or writing, notwithstanding that the parties understood that it is likely that a more detailed document may be prepared. It is agreed that this writing may enforced in any court of competent jurisdiction and pursuant to any statute which may exist in that jurisdiction providing for enforcement, including but not limited to California Code of Civil Procedure ' 664.6 or any similar statute which may exist in that jurisdiction.

The parties below, by signing this document, agree to its terms on behalf of themselves and/or the entities upon whose behalf they have signed and represent that they have authority, including but not limited to Board of Directors approval, to enter into this agreement. This agreement may be signed in counterparts. A signature on a facsimile copy of this writing shall be as good as an original

DATED: 08/25/2005	BY: /s/ Daniel R. Nelson

Daniel R. Nelson

DATED: 08/25/2005	BY: /s/ Daniel R. Nelson

Identity Inc. by Daniel R. Nelson

DATED: 08/25/2005	BY: /s/ S. Raja for Eugene Sharer

On behalf of Airbee Automotive Group, Inc.

DATED: 08/25/2005 BY: /s/ S. Raja

On behalf of Airbee Wireless